Filed by Axalta Coating Systems Ltd.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Axalta Coating Systems Ltd.

(Commission File No.: 001-36733)

Date: October 29, 2026

The following transcript of a webcast with investors is being filed in connection with the pending merger of equals transaction between Axalta Coating Systems Ltd. and Akzo Nobel N.V.:

Corrected Transcript

29-Oct-2026

Axalta Coating Systems Ltd. (AXTA)

Q3 2026 Earnings Call

Total Pages: 20
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Axalta Coating Systems Ltd. (AXTA) Q3 2026 Earnings Call	Corrected Transcript 29-Oct-2026

CORPORATE PARTICIPANTS

Colleen Lubic	Carl D. Anderson
Vice President-Investor Relations, Axalta Coating Systems Ltd.	Senior Vice President & Chief Financial Officer, Axalta Coating Systems Ltd.
Chrishan Anton S. Villavarayan
President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.

OTHER PARTICIPANTS

Caleb Boehnlein	John Roberts
Analyst, BMO Capital Markets Corp.	Analyst, Mizuho Securities USA LLC

Kevin W. McCarthy	Abigail J. Eberts
Analyst, Vertical Research Partners LLC	Analyst, Wells Fargo Securities LLC

David Begleiter	Ryan Weis
Analyst, Deutsche Bank Securities, Inc.	Analyst, Barclays Capital, Inc.

Josh Vesely	Laurent Favre
Analyst, Robert W. Baird & Co., Inc.	Analyst, BNP Paribas

Harris Fein	Salvator Tiano
Analyst, Wolfe Research LLC	Analyst, KeyBanc Capital Markets, Inc.

Matthew DeYoe	Patrick Cunningham
Analyst, BofA Securities, Inc.	Analyst, Citigroup Global Markets, Inc.

Duffy Fischer	Arun Viswanathan
Analyst, Goldman Sachs & Co. LLC	Analyst, RBC Capital Markets LLC

Joshua Spector
Analyst, UBS Securities LLC

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Axalta Coating Systems Ltd. (AXTA) Q3 2026 Earnings Call	Corrected Transcript 29-Oct-2026

MANAGEMENT DISCUSSION SECTION

Operator: Ladies and gentlemen, thank you for standing by. Welcome to the Axalta Coating Systems Q3 2026 Earnings Call. All participants will be in a listen-only mode. A question-and-answer session will follow the presentation by management. Today’s call is being recorded and a replay will be available through November 5th. Those listening after today’s call should please note that the information provided in the recording will not be updated, and therefore, may no longer be current.

It is now my pleasure to turn the call over to Colleen Lubic, Vice President of Investor Relations. Please go ahead.

Colleen Lubic

Vice President-Investor Relations, Axalta Coating Systems Ltd.

Good morning, everyone, and thank you for joining us to discuss Axalta’s third quarter 2026 financial results. I’m Colleen Lubic, Vice President of Investor Relations. Joining me today are Chris Villavarayan, our Chief Executive Officer; and Carl Anderson, our Chief Financial Officer. You can find today’s presentation and supporting materials on the Investor Relations section of our website at axalta.com. Before we begin, please turn to slide 2 for our forward-looking statements and non-GAAP disclosures.

Our remarks today and the slide presentation may include forward-looking statements, reflecting our current views of future events and their potential impact on Axalta’s performance. And with respect to the proposed merger of equals between Axalta and AkzoNobel. These statements involve risks and uncertainties, and actual results and outcomes may differ. We’re under no obligation to update these statements. Our remarks and the slide presentation also contain various non-GAAP financial measures. We have included reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures. Please refer to our filings with the SEC for more information.

With that, I will now turn the call over to Chris.

Chrishan Anton S. Villavarayan

President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.

Thank you, Colleen, and good morning, everyone. Let’s turn to slide 3. Net sales in the third quarter increased 2% year-over-year to $1.3 billion, with volume growth in three of our four end markets and three of our four regions. Mobility Coatings performed exceptionally well, delivering record quarterly net sales and record third quarter adjusted EBITDA. Commercial Vehicle net sales grew 24%. Light Vehicle once again outperformed underlying global production trends, and Industrial showed modest growth. We delivered adjusted EBITDA of $282 million and adjusted EBITDA margin of 21.5%, marking our 11th consecutive quarter above 20%. While our performance in the quarter remains strong, results [indiscernible] (00:02:54) were below our expectations, driven primarily by softer volumes in Europe Refinish.

Sales in the region were lower than anticipated, following five consecutive quarters of record sales as a weakening macroeconomic environment led distributors to adopt more cautious ordering patterns during the quarter. Importantly, our pricing actions this year continued to offset inflation, resulting in positive price-mix for the business. While the current operating environment is affected by sluggish end markets, geopolitical uncertainty and rapidly increasing raw material and freight costs, we continue to strengthen our financial position. Free cash flow was $92 million, up 3% year-over-year, despite absorbing approximately $21 million of merger-related cash costs during the quarter. Year-to-date, free cash flow is up 25% compared to the prior year period, inclusive of approximately $42 million of M&A-related cash costs, while capital investment remained at record levels.

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Axalta Coating Systems Ltd. (AXTA) Q3 2026 Earnings Call	Corrected Transcript 29-Oct-2026

Total net leverage ended at a record low 2.1 times, and gross debt fell below $3 billion for the first time in company history, approximately $500 million lower than two years ago. We’re gaining new business in attractive markets, generating strong margins and converting earnings into cash at a high level. Through September, we have won approximately 2,600 net new body shops, and believe the pipeline remains strong. Additionally, Industrial sales in Asia Pacific grew again in the third quarter, marking seven straight quarters of net sales growth, and CTS grew double-digits year-over-year to a quarterly net sales record. Combined with the strength of our balance sheet, we’re well-positioned to navigate the current environment.

Now, to Carl for the results.

Carl D. Anderson

Senior Vice President & Chief Financial Officer, Axalta Coating Systems Ltd.

Thank you, Chris, and good morning, everyone. Turning to slide 4. Third quarter net sales increased $23 million versus the prior year period, coming in at $1,311 million. The year-over-year improvement was driven by significant growth in commercial vehicle, favorable foreign currency, contributions from Refinish acquisitions, and favorable price-mix. Net income was $95 million for the quarter and adjusted EBITDA totaled $282 million, a decline of 4% compared to the prior year period. This decline was primarily driven by lower Refinish volumes in Europe and higher freight rates due to the significant increase in diesel prices. Overall, freight costs were up over 15% year-on-year.

SG&A was up 2%, while operating expenses declined 3%, reflecting strong cost discipline across the organization. As a result, adjusted EBITDA margin was 21.5%, a good outcome given the volatility in costs and demand experienced during the quarter. Adjusted diluted earnings per share was $0.63, down 6% year-over-year as lower volumes, primarily in Refinish Europe, and higher variable costs were partially offset by lower interest expense. Cash provided by operating activities was $135 million, in line with the prior year period, and free cash flow increased 3% year-over-year to $92 million, inclusive of approximately $21 million of incremental merger-related cash costs incurred during the quarter.

Let’s turn to the segment results beginning with Performance Coatings on slide 5. Performance Coatings’ net sales were $818 million in the third quarter, a decrease of 1% to the prior year. Refinish net sales were $504 million, a decrease of 2%. Lower volumes in Europe were the primary headwind in the quarter, more than offsetting positive price-mix and contributions from acquisitions. Encouragingly, on a year-to-date basis, Refinish net sales are modestly above prior year levels, supported by contributions from acquisitions, new body shop wins and positive price-mix, demonstrating our ability to outperform the market. Industrial net sales were $314 million, an increase of approximately 1% compared to the prior year, driven primarily by volume growth in Asia Pacific.

Demand remains strong in energy solutions. Europe remained resilient, while demand in North America continues to be subdued. Performance Coatings’ adjusted EBITDA was $188 million, a decrease of 11% versus the prior year period, and adjusted EBITDA margin was 23%. This decline reflects lower volumes, higher raw material and freight costs, and increased investments to accelerate conversion of our recent MSO wins that we were awarded during the quarter. These headwinds were partially offset by positive price-mix and contributions from acquisition. The velocity of body shop conversions are expected to increase in the fourth quarter, which speaks to the success of our team, however, it does create short-term margin compression as we finish out the year.

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Axalta Coating Systems Ltd. (AXTA) Q3 2026 Earnings Call	Corrected Transcript 29-Oct-2026

Turning to slide 6. Mobility Coatings was a clear, bright spot in the third quarter. Net sales increased 7% year-over-year to a quarterly record of $493 million. Light Vehicle net sales were $374 million, an increase of 2%, driven primarily by favorable foreign currency translation. Global auto production was down almost 2% in the third quarter, while our volumes were roughly flat year-over-year. Our Commercial Vehicle business delivered an outstanding quarter. Net sales increased 24% year-over-year to $119 million, supported by volume growth across all four regions.

Our commercial transportation solutions business continues to perform at exceptionally high levels, and we are benefiting from increased Class 8 production in North America. Momentum in the business has been building for several quarters, and with Class 8 production back above replacement demand levels, we believe the business is well-positioned to benefit from the expected production ramp into 2027. Adjusted EBITDA was $94 million, up 13% year-over-year, with adjusted EBITDA margin expanding 100 basis points to 19%. This improvement reflects strong operational execution, favorable volume leverage and disciplined cost management.

Turning to slide 7. During the first nine months of the year, we reduced gross debt by $211 million, bringing total debt below $3 billion for the first time in the company’s history. In fact, since September 2024, we have reduced debt by approximately $500 million, highlighting the consistent cash flow generation of our business model. As a result, year-to-date interest expense declined by $22 million versus the prior year. Through the first nine months of the year, cash from operating activities increased 16% to $355 million, free cash flow increased 25% to $220 million, inclusive of more than $40 million of merger-related cash payment. Excluding these costs, underlying free cash flow was up nearly 50% year-over-year. Total net leverage ended the quarter at 2.1 times, a record low for the company. This financial strength provides significant flexibility, and positions us well as we prepare to close the merger with AkzoNobel in early 2027.

Turning to slide 8. Based on our third quarter results and revised expectations for the fourth quarter, we are adjusting our full year expectations for 2026. There are two primary factors driving this change; first, third quarter results were lower than planned, driven primarily by lower Refinish volumes in Europe; second, we are taking a more measured view of the fourth quarter given the recent increase in macroeconomic uncertainty in our end markets. We now expect fourth quarter net sales to be approximately flat year-over-year compared to being up 3% previously. Additionally, we are accelerating investments to convert the strategic MSO wins announced in July, which sets us up for future growth, but does create some near-term margin pressure.

In the fourth quarter, we now expect adjusted EBITDA of $254 million to $264 million, and adjusted diluted earnings per share of approximately $0.55. For the full year, we now anticipate adjusted EBITDA of $1.1 billion to $1,110 million, and adjusted diluted earnings per share of approximately $2.45. And we also expect free cash flow of approximately $450 million resulting from the reduction in EBITDA and higher merger-related costs as we get closer to deal closing. Excluding deal costs, we are generating greater than $500 million of free cash flow, highlighting the strength of our operating model, which is delivering another year of strong cash generation.

Turning to slide 9, let me update you on the progress we have made towards closing our proposed combination with AkzoNobel. We have now secured regulatory clearance in two-thirds of the required jurisdictions and the divestitures of AkzoNobel’s European Refinish business, and Axalta’s North America Building Products Business are underway. These are important milestones that keep us on track for an expected close in early 2027. This combination will create a premier global coatings company, NYSE-listed, with unmatched scale, technology breadth, and a global customer platform that neither company could replicate independently.

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Axalta Coating Systems Ltd. (AXTA) Q3 2026 Earnings Call	Corrected Transcript 29-Oct-2026

The strategic and financial case is only strengthened since the initial announcement. We remain confident in approximately $600 million of an annual run rate cost synergies, with roughly 90% captured within the first three years following close, and also believe there are meaningful revenue synergy opportunities through cross-selling, technology sharing and expanded customer access. Integration planning is advancing, our teams are energized, and we are focused on delivering substantial value creation.

Now, I’ll turn the call back to Chris.

Chrishan Anton S. Villavarayan

President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.

Earlier this month, we announced the name of the combined company, Axanzo. We believe this name unites the legacies of Axalta and AkzoNobel under a single identity, and reflects what the combination stands for. Honoring our heritage, the trusted brands, technology and customer relationships, both companies have built over generations, creating a global coatings leader, a diversified portfolio with scale, strength and reach to accelerate sustainable growth, and engineering to outperform a shared ambition to deliver breakthrough innovations and a new world performance. After closing, Axanzo will trade under New York Stock Exchange under the ticker AXZ.

This is a pivotal moment not only for the two companies, but also for the industry. Axalta will enter this combination from a position of strength, 11 consecutive quarters of adjusted EBITDA margin above 20%, and the strongest balance sheet in our history, while investing in future growth. As we work towards the next chapter, our focus remains unchanged, serving customers, supporting our employees, and creating long-term value for shareholders. I believe more than ever that the combination with AkzoNobel offers a unique opportunity to bring together two highly complementary businesses, and create a stronger, more competitive global coatings company. I want to thank our employees, customers and shareholders for their continued support.

Operator, please open the line for questions.

QUESTION AND ANSWER SECTION

Operator: Thank you. [Operator Instructions] We’ll take our first question from John McNulty with BMO Capital Markets. Please go ahead. Your line is now open.

Caleb Boehnlein Analyst, BMO Capital Markets Corp.	Q

Hey, good morning. This is Caleb on for John. I just had a quick question on Refinish. With insurance premiums starting to show some signs of moderation, but loss rates looks like they’re continuing to push higher, so maybe just how do you think about these dynamics as they play out through 2027, and then what that means for Refinish for next year. Thank you.

[Technical Difficulty] (00:16:05-00:16:35)

Operator: I do apologize for the delay.

Chrishan Anton S. Villavarayan President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.	A

...slightly down, which is a good story in terms of where we were. The difference here was our expectations versus what ended up in Europe. And in Europe, we certainly have had five quarters of record-on-record performance, and here, insurance rates have not gone through the experience in North America. So we were actually expecting growth, not stability. And that was the difference in our print in Q3.

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Axalta Coating Systems Ltd. (AXTA) Q3 2026 Earnings Call	Corrected Transcript 29-Oct-2026

Caleb Boehnlein Analyst, BMO Capital Markets Corp.	Q

Got it. Okay. Thanks. I don’t know if it was just on my end, but you cut out halfway through the answer. I’ll just try and follow up later the [indiscernible] (00:17:22). But maybe just in Light Vehicle, just kind of talk to your outperformance relative to global auto builds in Q3 and how you’re thinking about Q4 with – it looks like Chinese production expected to step down further. Thank you.

Chrishan Anton S. Villavarayan President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.	A

Yeah. I’d love to, Caleb. So yeah, that’s been a really, really good story for us in Q3. Here, actually, if you look at builds, builds are actually slightly down, but our sales were flat. So even on the Light Vehicle side, with our performance in Asia and our performance in Latin America, we were able to offset the weakness that we saw in North America and Europe. So that was a great story. But additionally, a lot of the great news that we saw here was also what happened in CV. CV was up 24% in the quarter. That certainly provided a tailwind. But additionally, all our wins on the CTS side just provided a great, great story for us and drove the margins that you saw. As I think about, let’s call it, the future, or as I look at Q4, yeah, we’re seeing softness in Asia, but what we’re also seeing is growth of what our customers are doing, shipping out of Asia into Southeast Asia, and that’s actually driving a great amount of, let’s call it, growth from our expectations. So in terms of that, we’re coming in slightly above our expectations in Asia, as well as the great wins in Latin America.

Caleb Boehnlein Analyst, BMO Capital Markets Corp.	Q

Okay. Thank you.

Chrishan Anton S. Villavarayan President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.	A

You’re welcome, Caleb.

Operator: Thank you. We’ll take our next question from Kevin McCarthy with Vertical Research Partners. Please go ahead. Your line is open.

Kevin W. McCarthy Analyst, Vertical Research Partners LLC	Q

Yes, thank you and good morning. Chris, within the Performance Coatings segment, I appreciate your updated thoughts on price-mix trends there. For example, can you comment on where pure price might be running versus the mix component? I know that can be quite volatile. What is your outlook for that component in the fourth quarter and beyond, and maybe you can provide some color as to pricing trends on Refinish versus the Industrial lines within the segment. Thank you.

Chrishan Anton S. Villavarayan President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.	A

Sure. Yeah. Absolutely, Kevin. So pure price for Refinish has been 4.8%. And as I look at consolidated for the company, pure price is running at 2%. To your question on what’s happening with price-mix, price-mix for us is still positive for the year, but as you point out, as you think about our strategy, we’re moving – a mix has a part in terms of our strategy for growth here. So as you think about us entering adjacencies, as you think about us entering the economy segments, these come in at a lower margin than what we have in terms of Refinish.

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Axalta Coating Systems Ltd. (AXTA) Q3 2026 Earnings Call	Corrected Transcript 29-Oct-2026

So overall, to the Performance Coatings or at least Refinish margins, it’s a little decretive, but to Performance Coatings or to the entire company, I would say, we’re positive. And the best way to look at this and probably see how we’ve performed here is, if you go back three years ago, Kevin, our sales was about $2.1 billion. If you look where we’re going to close this year in Refinish, we’re going to be around $2.1 billion. Margins in 2024 and 2025 were 24%, margins in Performance Coatings this year, even with some of the uncertainty we have seen, will be 23.5%. It just shows the strength of what we were able to overcome by putting in or growing in other areas, and we were able to still maintain that margin.

Kevin W. McCarthy Analyst, Vertical Research Partners LLC	Q

Thank you very much.

Chrishan Anton S. Villavarayan President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.	A

You’re welcome.

Operator: Thank you. We’ll take our next question from David Begleiter with Deutsche Bank. Please go ahead. Your line is now open.

David Begleiter Analyst, Deutsche Bank Securities, Inc.	Q

Thank you. Good morning. Chris, just on Industrial, two of your peers, as we reported, pretty strong sales in their industrial businesses. Your sales a little more modest. How would you tie those trends together?

Chrishan Anton S. Villavarayan President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.	A

Well, it’s really mix. Thanks for that question, David. It’s a lot to do with mix and our channels, as well as the areas that we play in. If you think about it, and the best way to describe our business is that, there’s a portion in Asia, but the majority of our business is North America and is tied to retail or residential. So as you know, with where interest rates are and what’s happening with builds, that’s the weakness we see. The bright spot for us is actually our Asia business. So here, what we provide for everything that is in, what we call our electrical space, so impregnating resins for motors, as well as what we provide for battery coatings, has actually gone seven quarters where we’ve continued to grow quarter-over-quarter-over-quarter.

So that business as it’s tied to what we are doing in Asia is growing. But the reality is, the rest of it, which is tied to residential has been weak, specific to North America. I will point out, though, Europe has been resilient. Actually, in Q2 we saw volumes pick up. And again, as you look at our guide for Q3 and what we were expecting in the back half, David, we were actually expecting 2% to 3% up. Part of it was a pick-up in expectations also in Industrial in Europe. But what we saw was more flat there, and that was what drove our results. I think, that just the expectations for us was, we weren’t expecting stability, especially coming out of Q2 and our strong performance. We were expecting Q3 and Q4 to be up 2% to 3%.

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Axalta Coating Systems Ltd. (AXTA) Q3 2026 Earnings Call	Corrected Transcript 29-Oct-2026

David Begleiter Analyst, Deutsche Bank Securities, Inc.	Q

Very helpful. And just on European Refinish, it’s been pretty weak there for a while. So what’s causing the change in distributor behavior now? Thank you.

Chrishan Anton S. Villavarayan President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.	A

Well, I wouldn’t characterize it, at least for us, as being weak. Europe for us has grown 4% to 5% the last three years, and actually, even to date, we’re up 5% in Europe. It’s been five quarters of record-on-record performance for us. And that was primarily why we thought Q3 would actually be a pick-up. Now just, David, in terms of how we approach the market, we approach the market in Europe different than we do in North America. We have three channels to market, so we have our own retail shops, which is about 50. We have our own direct channel where we have our own distributors, and then we have indirect, which is similar to North America, which is distributors that we partner with. And what we saw in, let’s call it, late August and in September, is that, indirect channel really look at the inventory levels, and based on the macro and a bit of the political environment, decide to take a pause on filling inventory levels for Q4 as we normally expect. And that was primarily the driver here.

David Begleiter Analyst, Deutsche Bank Securities, Inc.	Q

Thank you.

Chrishan Anton S. Villavarayan President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.	A

You’re welcome.

Colleen Lubic Vice President-Investor Relations, Axalta Coating Systems Ltd.	A

Brittany, I just want to interrupt real quick. Chris, we got a technical issue in the first question regarding Refinish insurance inflation in North America. Can you just comment on that [indiscernible] (00:25:08) the first part of the question that you answered?

Chrishan Anton S. Villavarayan President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.	A

[indiscernible] (00:25:17-00:25:22). In fact, if I look at our performance in Q3, North America Refinish, the volumes were actually down slightly, and it’s been a very good quarter. We’re starting to see stabilization in the marketplace, and especially with what we announced in Q2 with the 830 MSO wins, we do believe that, as I look at Q4 and far more importantly into 2027, we’ll certainly start seeing an uplift, especially as the market starts stabilizing. But in terms of insurance premiums, certainly insurance premiums are starting to abate. Miles driven is also growing slightly. And so as I look at all of the impacts, overall, I would say, we’re starting to offset the declines, the high declines we had seen for the last few years.

Colleen Lubic Vice President-Investor Relations, Axalta Coating Systems Ltd.	A

Great. Thanks, Chris. Brittany, back to you.

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Axalta Coating Systems Ltd. (AXTA) Q3 2026 Earnings Call	Corrected Transcript 29-Oct-2026

Operator: Thank you. We’ll take our next question from Ghansham Panjabi with Baird. Please go ahead. Your line is open.

Josh Vesely Analyst, Robert W. Baird & Co., Inc.	Q

Hey, guys. Good morning. This is Josh [indiscernible] (00:26:26) for Ghansham. Maybe if I could just take a stab at a macro question, just very high level, obviously, Carl, you talked about the full year guide. You’re kind of baking in some uncertainty on the macro front. Just given where interest rates are being higher, cost inflation continuing to ramp, just curious what your thoughts are about the demand trend line on a go forward basis, just a high level across your end markets and geographies, especially in the context of you guys having exposure to interest rate sensitive end markets and with costs inevitably flowing through to the consumer. Thanks.

Carl D. Anderson Senior Vice President & Chief Financial Officer, Axalta Coating Systems Ltd.	A

Yeah. Thanks for the question. I think, very short term, if you look at the Q4, we are guiding to about flat sales, and you should really think about it as Refinish sales is expected to be flat on a year-over-year comparison. Industrial will also be roughly flat year-on-year. Our Commercial Vehicle business, as Chris talked earlier, will be up year-on-year, but Light Vehicle is probably going to be down to flattish. So that kind of walks through the very short-term demand picture for the fourth quarter as we finish out the year. As we pivot into 2027, we’re not really kind of providing any views or guide yet. But I would look at, Commercial Vehicle production is expected to take another increase in 2027. So I think, that’s a positive tailwind that will be coming in next year.

I think, as Chris was answering a lot of questions on Refinish, again, I think we’re getting more and more bullish of what we’re beginning to see here in North America, but also even with Europe. Yes, even with what happened for us in the third quarter relative to expectations, we’re still growing that business 4% to 5%. So I think, our expectations as we continue to grow our acquisition strategies, especially in Europe in Refinish with distribution, has worked extremely well. And as the team looks to evolve and drive more accessories in retail, all those are kind of positive trend lines as we get into next year. And to your point in interest rates, that is something that, if you look specifically in the Industrial business, we are always betting on, at some point there will be a change in construction. I think that one is probably a little bit more tempered as we think about here in the near term. But overall, as we think what’s in front of us, we’re pretty excited about what 2027 could look like down the road.

Josh Vesely Analyst, Robert W. Baird & Co., Inc.	Q

Perfect. Thank you.

Carl D. Anderson Senior Vice President & Chief Financial Officer, Axalta Coating Systems Ltd.	A

Thank you.

Operator: Thank you. We’ll take our next question from Christopher Parkinson with Wolfe Research. Please go ahead. Your line is now open.

Harris Fein Analyst, Wolfe Research LLC	Q

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Axalta Coating Systems Ltd. (AXTA) Q3 2026 Earnings Call	Corrected Transcript 29-Oct-2026

Great. Thanks. It’s Harris Fein on for Chris. Just wanted to maybe talk a little bit about the net body shop wins you’re seeing. You mentioned some upfront costs to onboard those customers. Just any color you can give on the timing of how those should flow in relative to when the business actually starts to flow in. And also, what is the rough geographic breakdown of those body shop wins that you’re seeing year-to-date? Thanks.

Chrishan Anton S. Villavarayan President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.	A

Sure. Good morning, Harris. So the cool part about, I think, our story, as I look through Q3 is, what we normally win in a year, we’ve been able to achieve by this quarter, which is around 2,600 body shops. But the real story for us was what happened in Q2. We won two very large body shops that are in the top 10. Most of that volume is in North America. In terms of the launch of that, the velocity of, let’s call it, those implementations are accelerating, a lot of that will start up in Q4, and then, mostly in the front half of 2027. In terms of our investments, just to give you a perspective, our investments in Q4 is almost $8 million. So that will just give you a view of what it takes to be able to invest to get these up and running into next year.

Operator: Thank you. We’ll take our next question from Matthew DeYoe with Bank of America. Please go ahead. Your line is now open.

Matthew DeYoe Analyst, BofA Securities, Inc.	Q

Thank you. I’d like to drill in a little bit on the Refinish volume side. Can you share how much of volumes were down in Europe in Refinish just on a consolidated basis? Specifically, I guess, it feels like that one independent channel where you said pause, like pause is probably more the right word than slowdown, I’m guessing. And as we think about 2027, given your comments on the 830 MSOs, obviously, it’s always a competitive environment. But like, what do you think the tailwind to volumes in 2027 from market share wins is, is it on consolidated basis, 50 bps, 100 bps?

Carl D. Anderson Senior Vice President & Chief Financial Officer, Axalta Coating Systems Ltd.	A

Good morning, Matt. Yeah. Thanks for the question. Yeah. In May specifically, we were down year-on-year, double-digit percent. So I think that, and then, overall for Refinish volumes, we were down about mid single-digits just on volumes only on a consolidated basis. As we think, to your point on 2027, and what that looks like as far as incremental opportunity, it’s probably in the range you kind of quoted, as far as potential, obviously, it would be more dictated to where the market is evolving to, if there’s any additional growth above and beyond that. But overall, I think, it really highlights just strength of the Axalta branding, of our technology and really our customer service and what we’re able to do day in and day out with our customers. So that is something that will continue. But I think, as far as opportunities, it’s just part of the overall strategy that we’ve been employing here over the last couple of years as far as new body shop wins.

Matthew DeYoe Analyst, BofA Securities, Inc.	Q

Thank you.

Operator: Thank you. We’ll take our next question from Duffy Fischer with Goldman Sachs. Please go ahead. Your line is now open.

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Axalta Coating Systems Ltd. (AXTA) Q3 2026 Earnings Call	Corrected Transcript 29-Oct-2026

Duffy Fischer Analyst, Goldman Sachs & Co. LLC	Q

Yeah. Good morning, guys. I guess I’m just trying to understand a little bit more the decremental margins that we’re seeing from that European business. It seems like, I mean, EBITDA is down $23 million year-over-year. Roughly, how much of that is due to the lost volume versus other stuff?

Carl D. Anderson Senior Vice President & Chief Financial Officer, Axalta Coating Systems Ltd.	A

Well, I mean, I think, if you look at the overall margin perspective, again, on a year-over-year basis, we’re down about $12 million, if I look at it on a consolidated basis. I think, in the quarter, especially as we kind of got into September, we saw pretty significant increase in freight rates that we have not been able to recover yet. And so that was probably at least about a $5 million to $6 million headwind that we had on that. And then, you kind of couple that with what would happen just really in the quarter on European Refinish, it is a relatively high margin business, and that was the other impact that we had there as far as for the quarter, along with what Chris has been talking about, with our MSO wins, as we continue to invest and really begin to accelerate some of the body shop conversions. Those are kind of the bridges on a year-over-year basis.

Duffy Fischer Analyst, Goldman Sachs & Co. LLC	Q

Great. Thanks. And then, just a question on raw materials. With oil where it’s at, if oil stays at this level, would you anticipate more inflation rolling through your key raw materials versus where they sit today, and how big of an impact do you think that will have early next year?

Carl D. Anderson Senior Vice President & Chief Financial Officer, Axalta Coating Systems Ltd.	A

Yes, as we assess it, for the full year, we’re still tracking year-on-year to be up about mid single-digits. But to your point, we are finishing out Q4 running more at high single-digits type inflation for the fourth quarter. So as we bring, again, if it holds at those levels, that’s kind of the run rate that we’re exiting out of into next year. So I think, as we’re assessing it further, as far as there will be additional pricing activities and actions that we will be implementing, even if I think about what’s happening on freight, the teams are actively pricing diesel surcharges in many of our businesses. So I think, the pricing will be very, very critical as we kind of get into next year as well, based off what we’re seeing [indiscernible] (00:35:08) today. But as you know, it’s a very volatile environment, and they can move around pretty quickly. But that’s what we’re preparing for at this moment.

Duffy Fischer Analyst, Goldman Sachs & Co. LLC	Q

Thank you, guys.

Carl D. Anderson Senior Vice President & Chief Financial Officer, Axalta Coating Systems Ltd.	A

Thank you, Duffy.

Operator: Thank you. We’ll take our next question from Josh Spector with UBS. Please go ahead. Your line is now open.

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Axalta Coating Systems Ltd. (AXTA) Q3 2026 Earnings Call	Corrected Transcript 29-Oct-2026

Joshua Spector Analyst, UBS Securities LLC	Q

Yeah. Hi. Good morning. I kind of want to put a finishing point here on Refinish. Just, you gave a lot of details on Europe and the movements there. Do we need to annualize that? So it seems like you still have a pretty decent decline of Refinish in fourth quarter. Should we assume some of that carries in the first half that inventories were higher or purchasing was higher, or do you think that normalizes exiting this year? Thanks.

Carl D. Anderson Senior Vice President & Chief Financial Officer, Axalta Coating Systems Ltd.	A

I don’t believe so, Josh. So from my perspective, I think this is just inventory timing, and because especially, when I look at our retail and in our direct channels, that’s down slightly. And I think, it’s clearly, the direct channel is just taking a pause based on the current environment. But in terms of demand, there’s no need for destocking or there’s no massive increase in insurance premiums. And just to remind you, year-to-date, we’re still up 5%. So from my perspective, I certainly don’t see that as I look at 2027, this business. One of the reasons we had such a bullish outlook in Q3 and for Q4, we expected this to go up 2% to 3% was we’ve been going up for five straight quarters, 2% to 3%, so almost – and actually for the full year or last year, we were up 4%. The front half of this year, we were up 5%.

So our expectation was this trend would continue. Additionally, I think – and this is, again, purely looking at Europe, and additionally what we were doing into going into distribution, what we were doing also, we’ve done about almost 20 acquisitions into distribution over the last three years, and we can see the pull – as I look at the pull there, across Northern and Southern Europe, the strength still seems to exist. And this was just something that we noticed in the, let’s call it, late September for what folks were doing to get inventory in place for Q4. And then we reached out and made sure as we looked at Q4, we adjusted accordingly. Just this is from our perspective, we certainly don’t want to miss or don’t like missing. So we want to make sure that we were at a very good spot as we looked at finishing off the year.

Joshua Spector Analyst, UBS Securities LLC	Q

Thank you.

Operator: Thank you. We’ll take our next question from John Roberts with Mizuho. Please go ahead. Your line is now open.

John Roberts Analyst, Mizuho Securities USA LLC	Q

Thank you. Did the anti-trust review focus on Europe market share overall, or did it focus on country-by-country market share?

Carl D. Anderson Senior Vice President & Chief Financial Officer, Axalta Coating Systems Ltd.	A

Yeah. I think, John, as we’ve assessed it, you know, as you see where we’re – what we’ve announced that, specifically for Europe, it is the actual Refinish business that will be divested. And so I think, you can kind of really see where that stands as far as from Europe and what we’re doing. Obviously, North America, we publicly said that we are in the process of divesting our building products business as well. So I don’t want to get into the specific details as it relates to the exact question. But I would say, those are the only two remedies that both companies are working on at this time.

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Axalta Coating Systems Ltd. (AXTA) Q3 2026 Earnings Call	Corrected Transcript 29-Oct-2026

John Roberts Analyst, Mizuho Securities USA LLC	Q

And was wood coatings ever integrated into the portfolio, or will that be a relatively clean separation with minimal stranded cost, just corporate overhead?

Chrishan Anton S. Villavarayan President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.	A

It’s pretty clean. Again, we did integrate it, but it is something that has its own manufacturing, and let’s call, its own stand-out P&L. So it is something that we can split out quickly. It is a process that we started out a month ago. And the best part about it is, it’s a quality asset certainly, and quarter-over-quarter we have talked about this in terms of what we’ve done to improve the business coming out of COVID. And we’ve made a significant effort in investing at the site. So we have quite a bit of interest in that business, and we’re working through second round bids right now.

John Roberts Analyst, Mizuho Securities USA LLC	Q

Thank you.

Operator: Thank you. We’ll take our next question from Abigail Eberts with Wells Fargo. Please go ahead. Your line is now open.

Abigail J. Eberts Analyst, Wells Fargo Securities LLC	Q

Thanks for taking my question. Just another one on price. I thought you said that you achieved 2% pure price in the quarter. Just based on where raw materials are, it seems like there was opportunity to justify more. Are you consciously not pushing price because of demand elasticity concerns, or is this a realization issue? Thanks.

Carl D. Anderson Senior Vice President & Chief Financial Officer, Axalta Coating Systems Ltd.	A

Yeah. Abigail, thanks for the question. Specifically, for the third quarter, we had about 3% pure price in the quarter. For the full year when you kind of look at it, it’s about 2%. It does vary by our end markets and our businesses. So Refinish, as you would expect, is running higher. We didn’t post a 5% in Q3. We’re probably running in that 4% to 5% range. Some of the other businesses, you have a little bit lower as it relates to overall price increases. But I think, again, as we assess it, especially where we are with the raw material environment, where we are with freight, as I said, there’s probably some additional surcharges that I know that we’re looking to execute. And then, as we kind of get into next year, we’re going to have another assessment, of course, about where pricing needs to go. But the reality is, we’re managing this holistically as well. So if you look at kind of the overall costs as a company and how we’re managing SG&A and operating expenses, we’ve also been able doing a very, very productive job on how we’re handling that as well. So we do look at this at an aggregate basis, it’s how we go to market.

Abigail J. Eberts Analyst, Wells Fargo Securities LLC	Q

Got it. Thanks.

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Axalta Coating Systems Ltd. (AXTA) Q3 2026 Earnings Call	Corrected Transcript 29-Oct-2026

Carl D. Anderson Senior Vice President & Chief Financial Officer, Axalta Coating Systems Ltd.	A

Thank you.

Operator: Thank you. We’ll take our next question from Aleksey Yefremov from Barclays. Please go ahead. Your line is now open.

Ryan Weis Analyst, Barclays Capital, Inc.	Q

Thanks, and good morning. This is Ryan Weis on for Aleksey. I know, Josh tried to put a bow on the Refinish question a little while ago. So I apologize to pile one more on you. But I just wanted to try and compare and contrast maybe your comments on European Refinish versus what AXA said. I think AXA said, European Refinish got a little bit better in the third quarter. So is this maybe differences in distribution models, is it maybe just a comp issue? Just any thoughts on that would be much appreciated.

Chrishan Anton S. Villavarayan President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.	A

Sure, Ryan. No issues. As I look at it, I would say, it is different because we do approach this through a distribution. It’s actually, we approach it through three different channels and one of them is distribution. And specific to that, that’s where we saw the delta. But don’t forget, as I look at the full year, we are up 5%. This is just against our expectations. We weren’t looking for stability or slightly up. We were expecting to be up 2% to 3%. And that’s the delta difference that we see here. And then, additionally, as I look at where Akzo and we play, obviously, we’re not in the same – we play in the premium space. Akzo is more in the economy space. So there’s also a difference in what we each play in. But the reality of it is, to where we are for the quarter, we’re actually up through the full year. However, our expectations were higher.

Ryan Weis Analyst, Barclays Capital, Inc.	Q

Understood. Very helpful. And then maybe just on Mobility, I guess, pretty impressive quarter with margins being up year-on-year. I mean, I would figure maybe price cost is upside down, still just kind of on raw material indices, base pricing and light vehicle not coming through. So maybe can you give us an update where you are on price cost there, when you expect pricing to kind of inflect better in Light Vehicle? Thanks.

Carl D. Anderson Senior Vice President & Chief Financial Officer, Axalta Coating Systems Ltd.	A

Yeah. I think, Ryan, if you look at it, the real, the headwind, and if you just look at the price-mix only in Mobility Coatings, it actually came a little bit more from CV than it did in our Light Vehicle business. And so a lot of that was just more mix that was driving that impact in the short term. I think, as it relates to RMIs in the past years and the timing of that, I do think you’ll start seeing that catch-up a little bit more as we get into Q1 of next year. But overall, I think, that that business and that team has done a phenomenal job and how it’s been managed in this environment, being up 100 basis points in margin is just very, very strong execution. And the good news is we’re positioned, in our opinion, very, very well, both on the Light Vehicle side of our business and on the CV side of the business as we get into next year as well.

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Axalta Coating Systems Ltd. (AXTA) Q3 2026 Earnings Call	Corrected Transcript 29-Oct-2026

Operator: Thank you. We’ll take our next question from Laurent Favre with BNP. Please go ahead. Your line is now open.

Laurent Favre Analyst, BNP Paribas	Q

Yes. Good morning. On the remedy packages that you’ve announced, I think, it accounts for roughly $0.5 billion of sales. So wouldn’t be crazy to assume that maybe you could have attached, I don’t know, $50 million of synergies to those? So the fact that you kept the $600 million unchanged, I’m just wondering whether you had always assumed that those two assets would go into remedy, or did you use some of the headroom that maybe you had in mind to keep the $600 million flat.

Chrishan Anton S. Villavarayan President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.	A

Yes. Good morning. It was the headroom that we had as we looked at this. So obviously, as we consistently talked from Greg, myself, Carl, Martin, we’ve always talked about $600 million to be floor. So you know that we were consistently aiming for something better or higher than this. And as we went through the process and started working with the regulators, and we came to the conclusion that, to your point, $500 million was coming out, we were able to find offsets, and that’s why we still believe that $600 million is the floor.

Laurent Favre Analyst, BNP Paribas	Q

Thank you.

Operator: Thank you. We’ll take our next question from Salvator Tiano from KeyBanc Capital Markets. Please go ahead. Your line is now open.

Salvator Tiano Analyst, KeyBanc Capital Markets, Inc.	Q

Yes, thank you very much. Just want to go back a little bit to the European Refinish situation. And I understand, obviously, you said it’s a 5% growth year-to-date so far. Firstly, can you clarify, are you talking net sales or is this volume? And secondly, always when there’s this drastic destocking, kind of it seems to imply that one-third of your channel essentially destock at a very, very high double-digit rate throughout the quarter. How confident are you that this was more of a destocking that will need to be recuperated in the next two quarters, versus potentially some of the year-to-date growth just representing big restocking from the channel, but actually may have more to play out?

Carl D. Anderson Senior Vice President & Chief Financial Officer, Axalta Coating Systems Ltd.	A

Yeah. Good morning, Sal. I think as we look at the numbers we’ve been quoting, it’s a pure sales number. Obviously, at the end of the day, that’s how we’re driving this business, is on revenue. So all the percentages that we’ve been quoting is on that basis. But as we look forward even in the fourth quarter and what the implicit guide is, we are calling for our European business to be roughly flat in Refinish on a year-over-year basis. And I think, so we’re not seeing any further destocking or any challenges, at least, when you compare on a year-on-year basis, and in fact, when we look at October early, we’re not done with the month now, but it’s kind of tracking to our, at least our expectations here as we kind of are finishing out the year. So that’s something that we’re really that concerned about as far as what that means for the fourth quarter. And as I said earlier, as we get into 2027, again, I think that the team, the business continues to be very well-positioned as we move forward into next year.

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Axalta Coating Systems Ltd. (AXTA) Q3 2026 Earnings Call	Corrected Transcript 29-Oct-2026

Salvator Tiano Analyst, KeyBanc Capital Markets, Inc.	Q

Perfect. And on the Mobility side, now that Commercial Vehicles are growing much more, can you talk a little bit about what may be the differences versus Light Vehicles in terms of pricing for the coatings or the incremental margins from differences in volume there?

Chrishan Anton S. Villavarayan President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.	A

Yeah. I’ll take that one. So the best way to describe that is that, our CV margins look more like our Refinish margins. So it’s actually a great story. However, the business is much smaller than, let’s call it, the overall Refinish business. So for example, it’s about $500 million is our CV business inside the Mobility’s overall business. But as you think about this way, the best way to describe it is, North American truck builds are around 270,000. The expectations for next year is 300,000. But as Carl pointed out, the one thing that that team has done, just an exceptional job, is beyond just growing on the Light Vehicle side, we’re focused on commercial transportation solutions. And commercial transportation solutions is everything outside just Class 8 truck. So it’s what we have in terms of ambulances, off highway, defense, and this business is also at a record level. So the fact that we’re growing here between winning new business as well as where this market is, is also providing us a tailwind.

Salvator Tiano Analyst, KeyBanc Capital Markets, Inc.	Q

Thank you very much.

Chrishan Anton S. Villavarayan President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.	A

You’re welcome.

Operator: Thank you. We’ll take our next question from Patrick Cunningham with Citibank. Please go ahead. Your line is open.

Patrick Cunningham Analyst, Citigroup Global Markets, Inc.	Q

Hi. Good morning. Thanks for taking my question. I guess, just on Refinish, maybe more of a general question on sort of year-to-date and the outlook, are you seeing any divergences in premium versus mainstream versus economy within that business? And how should we think about mix going forward?

Chrishan Anton S. Villavarayan President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.	A

Yeah. I think, the best way to describe this at a high level is premium. We are the leader in premium. Axalta is number one. We have about 40% of this market. So as I look at that business, that business is growing less than our economy segment. And that’s obviously had an impact on mix or margin. But if you think about our premium business, the good news, again, is the announcements we made in Q2, which will hit the P&L a bit in Q4, but certainly in 2027 with the 830 body shops we won. I know there’s been a lot of questions on our Refinish business, and I think, the best way is, I’d like to maybe take a moment and summarize this, I said this earlier on the call. But I know this business, if you think about this business, over the last three years has faced a lot of market challenges between high single-digit claims declines, insurance premium increases, destocking, tariffs, inflation.

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Axalta Coating Systems Ltd. (AXTA) Q3 2026 Earnings Call	Corrected Transcript 29-Oct-2026

But again, folks, I want you to remember that three years ago, our revenue was $2.1 billion. We’re going to finish this year at $2.1 billion despite, let’s call it, over $200 million of market impact that we just talked to you about, what we were able to do with the business, while maintaining those margins at that premium level that you have seen through the year. So from my perspective, this is an incredibly resilient business, it’s a strong business, and volume is the main factor here. And certainly, our performance in Q2, you can see when volume comes in, what happens to us. And my expectation is, with the new wins and if the market stabilizes, we’ll have a great new story to say in 2027.

Patrick Cunningham Analyst, Citigroup Global Markets, Inc.	Q

Okay. And then, maybe just a quick one on Industrial. I guess, you talked about some of the strength in Asia. What are the specific end markets and product areas where you’re seeing strength, and what have you sort of seen year-to-date in terms of building product volume, given some of the underperformance relative to peers?

Chrishan Anton S. Villavarayan President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.	A

So certainly, as I look at our performance in Asia, it’s primarily in what we call our electrical segment, what we provide in terms of impregnating resins for motors, so motors that go into electric vehicles. And these, as you could imagine, that market expanding with China being a strong provider of this, we certainly see growth there, as well as we provide coatings for battery enclosures. And so this is something that’s certainly been driving our performance. I would say, Asia continues to be up, even as we look at Q4, our volume expectations are up. As we look at 2027, our volume expectations at this point are also up. We’ve had seven quarters of success here. Europe, I would call, somewhat stable. We had, again, a good Q2. Q3 came in somewhat less or flat, but my expectations is, this market has been stable. But coming back to North America, North America, obviously, with all the weakness that we have seen, but whether it’s interest rates, whether it’s bills, that has continued to be weak for us.

Operator: Thank you. We’ll take our next question from Arun Viswanathan with RBC Capital Markets. Please go ahead. Your line is now open.

Arun Viswanathan Analyst, RBC Capital Markets LLC	Q

Great. Thanks for taking my question. I guess, I just wanted to follow up on Refinish. So I know that volumes have been weak for a little while. And could you just maybe recount your thinking on when claims and collision rates could maybe normalize? Is that going to require some deflation? Yeah. I guess, that’s it. Thanks.

Carl D. Anderson Senior Vice President & Chief Financial Officer, Axalta Coating Systems Ltd.	A

Yeah. Thanks, Arun. Yeah. I think, we’re actually beginning to see that market, especially, and usually, the questions we get is more about North America, specifically in that market, we are beginning to see that stabilize as we think about where claims are. The year-on-year declines are getting less and less, as we think about where that business is from insurance claims. I think, as it relates to overall kind of collision rates or kind of right in line with expectations. And so I think, as we look at that business, especially here or going into Q4 and into early next year, we’re in a pretty stable environment. So I think, that’s the first point, North America.

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Axalta Coating Systems Ltd. (AXTA) Q3 2026 Earnings Call	Corrected Transcript 29-Oct-2026

And Europe, as Chris said, that market actually did not have the same type of impact that North America had over the last couple of years. So it’s been a much more steady market and we do expect that to continue as well. So all of that speaks to where, again, as you get into next year and beyond, and we kind of get into the normal, how we believe, algorithm of Axalta always being able to outperform the market, not only with market share wins, what we’re doing with adjacencies, what we’re doing with retail, what we’re doing with overall distribution, all of that, and plus, obviously, what we can do on pricing. And so I think, it sets us up well as we kind of get into next year and beyond.

Arun Viswanathan Analyst, RBC Capital Markets LLC	Q

Thanks.

Operator: Thank you. We’ll take our next question from [ph] Garth Alexander (00:54:56) with Jefferies. Please go ahead. Your line is now open.

Q

Hi. Just wanted to touch on a more structural question. I get a lot of the narrative earlier in the year, was this expectation that the inflation wave would crest, I mean, not just from yourselves, but I think from a lot of companies. And clearly, we’re heading into next year with another surge. Are you getting feedback from your customers? I’m more curious on the Industrial side about how they’re going to react if this environment, this is the new normal. Every year there’s another shock. But the system just is tight enough that inflation persists. I mean, do you have a sense for how your customers are preparing you for how they’re thinking about more structural changes in how they approach their value proposition to their customers [indiscernible] (00:55:47)?

Chrishan Anton S. Villavarayan President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.	A

Yeah. Good morning, [ph] Garth (00:55:48). That’s a very good question. I think, to your point, it feels like quarterly or at least maximum, it’s six months where you are having a conversation on pricing. And as many of our customers are also pricing for, obviously, all the reasons beyond just us, those conversations, as I get involved in them, are becoming more straightforward and constructive. You would imagine the counter of that. But it is that because, I think, it’s almost become where it’s expected, it’s data-driven, and these conversations have become more of a norm. And I think, in terms of, as you can see in many cases, many of our customers, as we are, are passing that pricing through to the end consumer. And at this point, I would say, the conversations from my perspective across all our four end markets are very constructive and have become very data-driven and aligned with our customer expectations because they have gone through so much of it.

But in terms of the consumer, look, I think the simple perspective there is, we can see that markets in North America remain muted, primarily because some of that is driving that. But beyond that, obviously, the interest rates also have an impact. But specific to what I would call the industrial and residential market, that’s the end impact of that is, I would call it, the weakness that we’re seeing in the marketplace. Europe, we see more stability, as I mentioned. And again, demand being pulled in Asia, if we’re staying consistent on, let’s call it, industrial, despite the, let’s call it, the pressures of inflation, which obviously also exist in Asia, and maybe at some points at a higher level, we’re still able to see the demand, primarily because of the high demand for the products that our,

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Axalta Coating Systems Ltd. (AXTA) Q3 2026 Earnings Call	Corrected Transcript 29-Oct-2026

let’s call it, either the EV vehicles or the battery enclosures we provide. So in that sense, I would say, the conversations continue to happen, the inflation continues to be smoother, or the pricing discussions seem to continue to be constructive. But at the end of the day, the consumer, depending on the region, is reacting differently.

Q

Thank you.

Chrishan Anton S. Villavarayan President, Chief Executive Officer & Director, Axalta Coating Systems Ltd.	A

You’re welcome.

Operator: Thank you. This brings us to the end of today’s meeting. We appreciate your time and participation. You may now disconnect.

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Any decision to purchase, subscribe for, otherwise acquire, sell or otherwise dispose of any securities must be made only on the basis of the information contained in and incorporated by reference into the prospectus with respect to the shares to be allotted by AkzoNobel in the proposed transaction, which was published on June 24, 2026.

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This communication is addressed to and directed only at (i) persons who are outside the United Kingdom, (ii) persons having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”), (iii) persons falling within Article 49(2)(a) to (d) of the Order, or (iv) persons to whom it may otherwise lawfully be communicated pursuant to the Order (all such persons together being referred to as, “Relevant Persons”). This communication is directed only at Relevant Persons and persons who are not Relevant Persons should not act or rely on this communication or any of its contents. Any investment or investment activity to which this communication relates is available only to Relevant Persons and will be engaged in only with Relevant Persons. Solicitations resulting from this communication will only be responded to if the person concerned is a Relevant Person.

Additional Information and Where to Find It

In connection with the proposed transaction between AkzoNobel and Axalta, AkzoNobel filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 on May 27, 2026, as amended on June 18, 2026, which included a proxy statement of Axalta that also constitutes a prospectus with respect to the shares to be offered by AkzoNobel in the proposed transaction. The registration statement was declared effective by the SEC on June 23, 2026. In connection with the proposed transaction, on June 24, 2026, Axalta filed with the SEC a definitive proxy statement and, on or about June 24, 2026, Axalta commenced mailing the definitive proxy statement to its holders of record as of June 11, 2026. On August 5, 2026, shareholders at the Extraordinary General Meeting of AkzoNobel and Special General Meeting of Axalta, respectively, voted in favor of all resolutions related to the proposed transaction. Each of AkzoNobel and Axalta will also file other relevant documents in connection with the proposed transaction. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents AkzoNobel and/or Axalta may file with the SEC or any other competent regulator in connection with the proposed transaction. This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. BEFORE MAKING ANY INVESTMENT DECISIONS, INVESTORS, STOCKHOLDERS AND SHAREHOLDERS OF AKZONOBEL AND AXALTA ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS, AS APPLICABLE, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT AKZONOBEL, AXALTA, THE PROPOSED TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other relevant documents filed by AkzoNobel and Axalta with the SEC are available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC from Axalta’s investor relations webpage at https://ir.axalta.com/sec-filings/all-sec-filings or from AkzoNobel’s investor relations webpage at https://www.akzonobel.com/en/investors/all-sec-filings.

The contents of this communication should not be construed as financial, legal, business, investment, tax or other professional advice. Each recipient should consult with its own professional advisors for any such matter and advice.

Cautionary Statement Concerning Forward-Looking Statements

This communication contains forward-looking statements as that term is defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, regarding, among other things, statements about management’s expectations of AkzoNobel’s and Axalta’s future operating and financial performance, product development, market position, and business strategy. Such forward-looking statements can sometimes be identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “potential,” “seeks,” “aims,” “projects,” “predicts,” “is optimistic,” “intends,” “plans,” “estimates,” “targets,” “anticipates,” “continues” or other comparable terms or negatives of these terms, but not all forward-looking statements include such identifying words. You are cautioned not to rely on these forward-looking statements. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: a condition to the closing of the proposed transaction may not be satisfied; the occurrence of any event that can give rise to termination of the proposed transaction; a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; AkzoNobel and Axalta are unable to achieve the synergies and value creation contemplated by the proposed transaction; AkzoNobel and Axalta are unable to promptly and effectively integrate their businesses; management’s time and attention is diverted on transaction related issues; the possibility that competing offers or acquisition proposals may be made; disruption from the proposed transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of AkzoNobel or Axalta decline following the proposed transaction; legal proceedings are instituted against AkzoNobel or Axalta, including resulting expense or delay; AkzoNobel or Axalta is unable to retain or hire key personnel; the communication or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of AkzoNobel or Axalta or on AkzoNobel’s or Axalta’s operating results; evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions, in the Netherlands, the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID-19) pandemic), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent United States or Netherlands administration; the ability of AkzoNobel or Axalta to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions; the impact of public health crises, such as pandemics and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or similar actions and policies; actions by third parties, including government agencies; the risk that disruptions from the proposed transaction will harm AkzoNobel’s or Axalta’s business, including current plans and operations and/or divert management’s attention from AkzoNobel’s or Axalta’s ongoing business operations; certain restrictions during the pendency of the acquisition that may impact AkzoNobel’s or Axalta’s ability to pursue certain business opportunities or strategic transactions; AkzoNobel’s or Axalta’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; the risks and uncertainties discussed in AkzoNobel’s latest annual report as filed with the AFM, the Dutch trade register and on its website at https://www.akzonobel.com/en/investors/results-center; and the risks and uncertainties discussed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections in Axalta’s reports filed with the SEC. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the proxy statement/prospectus. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Except as required by law, neither AkzoNobel nor Axalta assumes any obligation to update or revise the information contained herein, which speaks only as of the date hereof.